Invesco Exchange-Traded Fund Trust II
3500 Lacey Road, Suite 700
Downers Grove, IL 60515

October 4, 2018

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Invesco Exchange-Traded Fund Trust II—Request for Withdrawal of Certain Post-Effective Amendments to the Trust's Registration Statement

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Invesco Exchange-Traded Fund Trust II (the "Trust") hereby requests withdrawal of the following Post-Effective Amendments (the "Amendments") to the Trust's Registration Statement filed on Form N-1A (File Nos. 333-138490 and 811-21977) relating to Invesco S&P 500 Rising Rates ETF (formerly, PowerShares S&P 500 Rising Rates Portfolio), a series of the Trust (the "Fund"):

Post-Effective Amendment Nos.	Filing Date	Accession Number
640	November 22, 2017	0001193125-17-350420
655	February 2, 2018	0001193125-18-030207
661	March 1, 2018	0001193125-18-066170
663	March 14, 2018	0001193125-18-081706
680	May 2, 2018	0001193125-18-148750
693	June 29, 2018	0001193125-18-208753
695	July 13, 2018	0001193125-18-217631
697	August 10, 2018	0001193125-18-246215
699	September 7, 2018	0001193125-18-268991

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Fund. No securities have been issued or sold in connection with the Amendments.
If you have any questions, please contact Mark Greer at (312) 964-3505. Thank you.
Very truly yours,
Invesco Exchange-Traded Fund Trust II

By:	/s/ Abigail J. Murray
Abigail J. Murray
Assistant Secretary